                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

 PRESS RELEASE

SPECIAL SHAREHOLDERS' MEETING HELD: DARIO TREVISAN APPOINTED AS COMMON REPRESENTATIVE FOR SAVINGS SHARE SHAREHOLDERS

Milan, 22 May 2013

Telecom Italia's Special Savings Share Shareholders' Meeting, held in Milan today, appointed lawyer Dario Trevisan as common representative.

Mr. Trevisan will remain in office for three financial years, up to the approval of the financial statements at 31 December 2015.

Dario Trevisan was born in Milan in 1964 and also acts as common representative for savings shareholders at Fondiaria Sai, Italmobiliare and Italcementi. His full CV is attached.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Curriculum Vitae
Dario Trevisan
Viale Majno 45
20122 Milan Italy
+390280.51.133 +39 02877307 Fax +39028690111
trevisan@trevisanlaw.it
www.trevisalaw.it

Mr. Dario Trevisan is born Milan Italy, May, 4th 1964, and admitted to the bar in 1991. He is graduated at University of Milan (J.D.) maxima cum laude in
1988.
Practice Area: Corporate Law, Financial Markets Law, Corporate Governance
practice, Litigation.
Founder and managing partner of Trevisan & Associates Law Firm which specializes in Corporate Law, financial Markets Law, Corporate Governance practice and Litigation. Trevisan & Associates has long been providing consulting and assistance in legal matters regarding corporate governance, including advising institutional investors in their assessment on the conduct of issuers and of Board of Directors and Statutory Auditors, in respect to the international principles and local codes or in the frame of any disputes which may arise among said subjects. Trevisan & Associati is the leader in Italy with regard to institutional investors' representation, attendance and proxy voting at the AGM called by Italian listed companies.
He is an honorary member of International Council of Institutional Investor and member and Country contact of the International Committee of this organization. The Council of Institutional Investor is a nonprofit association of public, union and corporate pension funds with combined assets that exceed $3 trillion. Member funds are major long-term shareowners.
He is a member and co-founder of International Corporate Governance
Network, a global membership organisation of over 500 leaders in corporate governance based in 50 countries with a mission to raise standards of corporate governance worldwide.
Since June 2012 he is member of the Committee of Auditors of the "Mitsubishi
Italia S.r.l." Group.
Since October 2011 he is Chairman of the Supervisory Committee of "Dompe'
Famaceutici Group" and since April 2012 he is the member of the same of the
Board of the same.
Since June 2003 he is a member of the Board of Directors of the listed company "Prelios S.p.A." (former Pirelli Real Estate S.p.A.) and is Lead
Independent Director, Chairman of the Supervisory Committee and Audit
Committee of the company.
Since June 2012 he is the Saving Shareholders Representative of the listed company "Fondiaria Sai S.p.A"
Since May 2008 he is the Saving Shareholders Representative of the listed company "Italmobiliare S.p.A.".
Since January 2010 he is President of the Supervisory Committee of "Maflow
S.p.A" (former Manuli Automotive Components S.p.A.) appointed by the
Ministry of Economic Development.
Since April 2010 he is the Saving Shareholders Representative of the listed company "Italcementi S.p.A.".
In December 2003 - after the collapse of Parmalat Group, (Euro 22 billion of liabilities), he was appointed a member of the Supervisory Committee of
"Parmalat Finanziaria S.p.A." in extraordinary proceeding and the other companies of Parmalat Group.
Since April 2010 until November 2010 he has been appointed by the Court of
Milan and Ministry of Economic Development, Extraordinary Commissioner
of OSC Service Center S.p.A. (owned by a listed company Omnia Network
S.p.A ) declared insolvent in 2009 accounting more than 2.200 employees.
Since August 2006 to February 2009 he has been Chairman of "Intra Private
Bank S.p.A", a private bank incorporated under the Italian laws, having Euro 1 billion in cash deposits and asset under management.
Since October 1996 until April 2003 he was a Member of the Board of
Directors of the listed company "Ing. Olivetti S.p.A." (today "Telecom Italia
S.p.A.") and he was also member of the company's Audit Committee.
In 1999 he was a member of the Board of Directors of "SNIA S.p.A." and member of the "Top Management remuneration committee".
Since May 2000 until 2002, he has been the Saving Shareholders' Corporate
Representative of "Banca Nazionale dell'Agricoltura".
Since may 2001 until 2007 he was the non convertible Saving Shareholders'
Corporate Representative of the former listed company "Marzotto & Figli
S.p.A.".
In 2005 he was the Saving Shareholders' Corporate Representative of the listed company "Valentino S.p.A.".
In 2007 he was the convertible Saving Shareholders' Corporate Representative of the former listed company "Marzotto & Figli S.p.A.".
He contributed on legal matters regarding corporate law to "Il Sole 24 Ore", in the column "L'Esperto risponde".
He was co-author Current trend in regulating Corporate Governance by the
European Community, Euromoney Book, 2003.
He contributed, during the years 2011-2012, on the project of Word Bank
Group "The Investing Across Borders Project 2012"
Member of the Group of Experts appointed by the Minister of Justice of
Netherlands to propose the harmonization of the European legislation concerning the issue of the Cross Border Proxy Voting in Europe, which report has been published in June 2002 and which conclusions have been adopted by the High Level Group of Company Experts appointed by the European
Commission.
Moderator and Chairman of the organizing committee of the ICGN Milan
Conference sponsored by the Italian Stock Exchange", "Companies as
Citizens: The role of corporate governance", July 10-11-12, 2002, with such speakers as Prof. Luigi Spaventa, (former Chairman of Consob the Public
Authority responsible for regulating the Italian securities market.), Prof.
Angelo Tantazzi (Chairman of the Italian Stock Exchange), Dott. Massimo
Capuano (CEO - Italian Stock Exchange), Dott. Alessandro Profumo, (CEO of
Unicredit) Prof. Guido Ferrarini (Chief Independent Director of Telecom Italia)
, Dott. Domenico De Sole (former CEO of Gucci), Dott. Stefano Micossi (CEO of Assonime), Dott. Guido Cammarano (Chairman of Assogestioni), Dott.
Riccardo Perissich (Executive of Pirelli), Prof. Luigi Bianchi (independent director of Assicurazioni Generali and including the Chairman of the Board of
Directors of CalPERS and the CEO of TIAA-CREF.
He is a frequent speaker including:
Speaker at the Federation of European Securities Exchanges (FESE)
conference, 12-13th June 2003, "Europe's Financial Markets in a Global
Setting".
Speaker at the Conference on "Implementation of the "shareholders' rights"
(Directive 2007/36/EC) The shareholders meetings of listed companies -
impact and organizational solutions", Milan - 14th January 2010.
Speaker at the Conference on "The Annual Shareholders Meeting and Record
Date (Directive 2007/36/EC)", Milan - 10th February 2010.
Speaker at the Conference on "Shareholders rights - the new rules meetings, record date and statutory amendments - Directive 2007/36/EC - legislative decree transposing", Milan - 22th February 2010.
Speaker at the Round Table on "Corporate Governance: "What's new for the
submission of lists of institutional investors for the election of officers in listed companies" organized by Assogestioni - The Italian association of investments companies, Milan - 23th April 2010.
Speaker at the Conference on "Rights of shareholders of listed Company",
Milan - 27-28th May 2010.
Speaker at the Conference on "Shareholder Rights and assembly rules", Milan
- 12th October 2010.
Speaker at the Conference on "Bank of Italy and Consob regulations on proxy voting", Milan - 17th November 2010 - Borsa Italiana London Stock Exchange
Group.
Speaker at the Workshop on "The proxy voting agent of the Shareholders'
Listed Companies", Milan - 23th February 2011, Borsa Italiana London Stock
Exchange Group.
Speaker on "Shareholders meeting of the Listed Companies", 23.24th March
2011.
Speaker on "Governance of Corporates Audit and the Companies
administrative liabilities", 30-31th March 2011.
Speaker at "Global Shareholders Activism" Conference, Paris - May 2008,
Institutional Investors Educational Foundation including Senator Paul
Sarbanes, and Chief Justice Myron T,. Steele of Delaware United States.
Speaker at "Corporate Internal Audit and new liabilities"
PriceWaterhouseCoopers Conference, Rome - February 2008, including
Lamberto Cardia Chairman of Consob, Alfonso dell'Isola, Maurizio Eufemi,
Paolo Ielo, Massimo Mantovani, Andrea Monorchio, Giancarlo Montedoro,
Alessandro Pajno, Roberto Pinza, Mario Saricinelli, Paierangelo Schiavi, Paola
Severino di Benedetto, Antonio Taverna, Luisa Torchia, Andrea Zoppini.
Speaker at the Conference on "Market's Rules or Rule's Market?", Milan -
October 2006 - PriceWaterhouseCoopers and Arel, including Antonio Taverna,
Luisa Torchia, Andrea Zoppini, Roberto Nicastro, Carmine Di Noia, Carolyn
Dittmeier, Massimo Bertolini, Roberto Pinza, Pierangelo Schiavi, Maurizio
Faroni, Valter Lazzari and Gabriele Villa.
Speaker at the Conference on "Quality and transparence of companies information", Verona - April 2005, including Marco Bongiovanni, Giorgio
Brunetti, Enzo Cardi, Stefano D'Angelo, Ranieri De Marchis, Franco Ferrarini,
Luca Giacomelli, Fabio Innocenzi, Alessandro Lai, Gian Pietro Leoni, Sandro
Salvati.
Speaker on "IPE & Multi Pensions Conference", Amsterdam - December
2005.
Speaker at Round Table on "The Law reform of Banche Popolari", Milan -
2005 - PriceWaterHouseCoopers, including Emilio Zanetti, Carlo Fratta
Pasini, Roberto Pinza, Michele Vietti, Andrea Zoppini, Giuseppe Pirola.
Speaker at Round Table on "Corporate Governance, the role of institutional investors and financial stakeholder finanziari", Mantova - October 2004, including Mauro Bongiovanni, Guido Cammarano, Maurizio Faroni, Fabio
Innocenzi, Alessandro Lai, Giuseppe Menzi, Stefano Preda, Ruggero Ruggeri,
Sandro Salvati, Giuliano Tagliavini, Antonio Taverna and Bruno Tosoni.
Speaker at Round Table on "The administrative- criminal liability of the unlimited liabilities companies in the Groups " - PriceWaterHouseCoope, including Maurizia Angelo Comneno, Giovanni Armone, Guido Fagiani,
Antonio Fiorella, Francesco Greco, Franco Lagro, Carmine Lavanda, Roberto
Pinza, Vincenzo Pontolillo, Mario Sarcinelli, Paola Severino Di Benedetto,
Michele Vietti, Andrea Zoppini.
Speaker at Council of Institutional Investors (C.I.I.) on "Corporate governance developments internationally", Spring 2004.
Speaker at Round Table on "Global Shareholders Activism Conference 7 eu",
Paris - 15-16th May 2008 - Institutional Investor Education Foundation.
Speaker at the Conference on "The non-competition agreement and unfair trade practice in the distribution of financial services and products. Unfair practice of Financial Promoters. The new rules and regulations governing the non-competition agreement".
Speaker at the "short" master course on "The role and profession of investment consultants".
Speaker at the Council of Institutional Investors (C.I.I.) on "Global corporate governance and investment issues", Spring 2001.
Speaker at the "Locafit BNL Group" convention.
Speaker at the Conference on "Il Leonardo :Asset Management and the Euro:
the New Frontiers of Financial Analysis".
Speaker at the Conference on "The new tax treatment of financial transactions and usage of benchmark".
Speaker at the Conference of the International Corporate Governance Network
(I.C.G.N.) on "Proxy Contests", Paris.
Speaker at the course on "The regulations governing financial markets".
Speaker at the Conference on "B.O.C. and securities of privatized companies:
the protection of investors' and user' rights".
Speaker at the Conference on "The internal audit of enterprises" - National
Chartered Accountants and Fiscal Advisors Association.
Speaker at the Conference on "Cross Border Insolvency", Milan - 8th May
2009 - AVRIO meeting.
Speaker at the Conference on "Record Date" Directive 2007/36/CE", Milan -
21st May 2009.
Speaker at the Conference on "The Ordinary and Extraordinary Shareholders
Meeting. The reform of Corporate law and the new EU rules", Milan - 22-23rd
October 2009.
Speaker at the Conference on "New rules of Corporate Governance and the preparation to the Italian shareholders meeting campaign 2013", Milan
January 2013.
Moderator and Co-sponsor of the organizing committee of the ICGN Milan
Conference "ICGN - Mid Year Conference Milan 2013", hosted by the Italian
Stock Exchange and sponsored by Assogestioni (National Association of
Italian Asset Managers) and Assonime (National Association of Italian
Issuers), on corporate governance, with such top speakers as Mr. Massimo
Tononi (Chairman, Borsa Italiana S.p.A.- Italian Stock Exchange), Mr. Ugo
Bassi (Director of Capital and Companies, Director of General Internal Market
and Services, European Commission, Belgium), Mr. Gabriele Galateri di
Genola (Chairman, Italian Corporate Governance Committee Chairman,
Assicurazioni Generali), Mr. Marcello Bianchi (Chairman of the OECD
Corporate Governance Committee and Head of Corporate Governance
Division, CONSOB), Mr. Stefano Micossi (Director General Assonime), Mr.
Giuseppe Recchi (Chairman, ENI), Ms. Magda Bianco (Head of Law &
Economics Division, Bank of Italy Research Department), Ms. Michelle
Edkins, (Managing Director, Corporate Governance and Responsible
Investment BlackRock), Mr. Luigi G. Zingales, (Finance professor, University of Chicago Booth School of Business), Mr. Fabio Galli (Director General,
Assogestioni), March 2013

April 2013

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2013-2015 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 22th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager